FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: November 16, 2007

Exhibit 99.1

Vimicro Reports Third Quarter 2007 Financial Results

BEIJING – November 15, 2007 – Vimicro International Corporation (NASDAQ: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced its financial results for the third quarter of 2007 ended September 30, 2007.

Third Quarter of 2007

Net revenue in the third quarter of 2007 was $25.1 million as compared to $26.5 million reported in the second quarter of 2007 and $33.1 million in the third quarter of 2006.

Net income in the third quarter 2007 was $0.3 million, compared with net income of $0.2 million in the second quarter of 2007 and $2.5 million in the third quarter of 2006. Earnings per ADS (each representing four ordinary shares) were $0.01, compared with earnings per ADS of $0.01 in the second quarter of 2007 and $0.07 in the third quarter of 2006.

Non-GAAP net income in the third quarter, which excluded $1.7 million in share-based compensation expense, was $1.9 million compared to net income of $1.6 million in the second quarter of 2007 and $3.2 million in the third quarter of 2006. Non-GAAP earnings per ADS for the third quarter of 2007 were $0.05, compared with earnings per ADS of $0.04 in the second quarter of 2007 and $0.09 in the third quarter of 2006.

Business Outlook

“Over the past few quarters, we have experienced pressure from declining average selling prices and intense competition within some of our product lines, in particular PC cameras and sensors. However, during the third quarter, we have seen the ASPs for these products begin to stabilize,” commented John Deng, Chairman and Chief Executive Officer of Vimicro. “In response to this trend, we have increased shipments of more advanced, higher margin products as well as broadened our global sales and marketing efforts, particularly in Taiwan, Korea and the US. As a result, our overall gross margin has improved, and both sales volume and market share increased during the third quarter for some of our core products, such as notebook and mobile multimedia processors.”

“Looking forward, we remain encouraged by the growth prospects of our core PC/Notebook and mobile multimedia products and believe that our R&D efforts targeted at the launch of new innovative products will result in improved ASPs and the continued expansion of our global market share. Additionally, we are well positioned to benefit from the 3G rollout in China next year and believe that it will further enhance our revenue and profitability.”

Third Quarter 2007 Financial Results Conference Call and Web Cast

Vimicro will host a conference call and Web cast today, November 15, 2007, at 5:30 p.m., Eastern Time, to discuss the Company’s third quarter 2007 financial results. Investors and other interested parties may access the call by dialing 866-543-6411 (or +1-617-213-8900 outside of the U.S.), with the pass code 22707216, at least 10 minutes prior to the start of the call.

In addition, an audio Web cast will be available in the Investor Relations section of the Company’s Web site at http://www.vimicro.com. Following the live Web cast, an archived version will be available on the Company’s Web site. A telephone replay of the call will also be available approximately two hours after the call and will be available until November 22, 2007 at midnight (ET). The replay number is 888-286-8010 with a pass code of 64451570. International callers should dial +1-617-801-6888 and enter the same pass code at the prompt.

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Disclosure of Home Country Practice

Vimicro followed home country practice with respect to distribution of annual reports in 2006 and 2007. Vimicro has posted its annual reports on http://www.vimicro.com/english/investors.htm and will send its shareholders a written notice containing the website address for its annual reports and informing them that upon receipt of request from any of its shareholders, Vimicro would deliver a hard copy of the annual report to such shareholder.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our limited history of achieving net profit; our growth strategies; our future business development, results of operations and financial condition; our ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for our notebook and PC camera multimedia processors and third-party image sensors which we bundle with some of our PC camera multimedia processors; that multimedia opportunities associated with the 3G build out in China will make a significant contribution to our longer-term growth; our ability to increase our penetration of the PC and notebook multimedia markets; our ability to secure sufficient foundry capacity in a timely manner; our ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in our annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of November 15, 2007, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP net income and non-GAAP diluted net earnings per ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China as of September 30, 2007, depending on the period discussed (the third quarter of 2007), which were RMB 7.5108 to US$1.00.

Vimicro International Corporation

Consolidated Balance Sheets

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	9/30/2007	12/31/2006
	(unaudited)	(audited)
Assets

Current assets:
Cash	119,849	114,834
Accounts receivable, net	6,200	6,315
Notes receivable	97	2,435
Inventories, net	12,418	11,955
Prepayments and other current assets, net	2,481	3,353
Deferred tax assets	177	170

Total current assets	141,222	139,062

Investment in an associated company	153	146
Property, equipment and software, net	9,668	8,498
Other assets	1,884	644

Total assets	152,927	148,350

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	8,150	5,379
Taxes payable	1,058	1,500
Advances from customers	137	246
Due to an associated company	58	56
Accrued expenses and other current liabilities	5,694	6,072
Deferred grants	67	210

Total current liabilities	15,164	13,463

Non-current liabilities:
Deferred tax liabilities	30	30

Total liabilities	15,194	13,493

Shareholders’ equity:
Ordinary shares, $.0001 par value. 140,172,049 and 139,782,585 shares issued and outstanding as of September 30, 2007 and December 31, 2006, respectively	14	14
Additional paid-in capital	135,875	131,449
Deferred stock-based compensation	—	—
Accumulated other comprehensive income (loss)	3,802	1,987
Accumulated deficit	(4,690)	(1,325)
Statutory reserve	2,732	2,732

Total shareholders’ equity	137,733	134,857

Total liabilities, redeemable convertible preferred shares and shareholders’ equity	152,927	148,350

Vimicro International Corporation

Consolidated Statements of Income

(Amounts expressed in thousands of U.S. dollars, except number of share data)

	2007 3Q	2007 2Q	2006 3Q
	(unaudited)	(unaudited)	(unaudited)
Net revenue	25,096	26,496	33,101
Cost of revenue	(17,301)	(18,416)	(22,408)

Gross profit	7,795	8,080	10,693

Operating expenses*
Research and development, net	(5,244)	(5,019)	(5,460)
Sales and marketing	(1,208)	(1,169)	(1,118)
General and administrative	(2,456)	(2,557)	(2,341)

Income (loss) from operations	(1,113)	(665)	1,774

Other income (expense):
Interest income	1,009	1,065	1,046
Others, net	373	(147)	(302)

Income (loss) before income taxes and share of loss of associated company and minority interest	269	253	2,518
Income taxes expense	(5)	(48)	(63)

Net income (loss) before share of loss of associated company and minority interest	264	205	2,455
Share of gain of associated company, net of tax	1	—	—

Net income (loss) before minority interest	265	205	2,455
Net income (loss)	265	205	2,455
Other comprehensive income (loss):
Foreign currency translation adjustment	665	697	479

Comprehensive income (loss)	930	902	2,934

Income (loss) per share
-Basic	0.00	0.00	0.02

-Diluted	0.00	0.00	0.02

Income (loss) per ADS
-Basic	0.01	0.01	0.07

-Diluted	0.01	0.01	0.07

Weighted average number of ordinary shares outstanding
-Basic	139,912,263	139,507,099	138,162,647

-Diluted	143,674,362	143,126,310	146,021,029

Weighted average number of ADS outstanding
-Basic	34,978,066	34,876,775	34,540,662

-Diluted	35,918,590	35,781,578	36,505,257

* Components of share-based compensation expenses are included in the following expense captions:

Research and development	(849)	(693)	(555)
Sales and marketing	(211)	(191)	96
General and administrative	(592)	(502)	(278)

Total	(1,653)	(1,385)	(737)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended			Three months ended			Three months ended
	September 30,			June 30,			September 30,
	2007			2007			2006
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
(Loss) income from operations	(1,113)	1,653	540	(665)	1,385	720	1,774	737	2,511

Net income	265	1,653	1,918	205	1,385	1,590	2,455	737	3,192

Diluted income per ADS	0.01	0.04	0.05	0.01	0.03	0.04	0.07	0.02	0.09

(*)	The adjustment is to exclude non-cash for share-based compensation for employees and non-employees.

For further information about Vimicro, please contact:

Investor Contact:

Shelton Group Investor Relations

Ryan Bright

Tel: +1-972.239.5119 ext. 159

Email: rbright@sheltongroup.com